WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

September 12, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Kate Beukenkamp

Re:	WEBUY GLOBAL LTD Registration Statement on Form F-1 Filed August 16, 2024 File No. 333-281605

Dear Ms. Beukenkamp:

This letter is in response to the letter from the Staff (the “Staff’”) of the U.S. Securities and Exchange Commission (“Commission”), dated September 9, 2024, in which you provided comments to Registration Statement on Form F-1 (the “Registration Statement”) of WEBUY GLOBAL LTD (the “Company”) submitted to the U.S. Securities and Exchange Commission on August 16, 2024. On the date hereof, the Company has filed with the Commission an Amendment to the Registration Statement on Form F-1 (“Amendment No. 1”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed August 16, 2024

Prospectus Summary

The Offering, page 9

1.	Please revise your disclosure here and throughout your registration statement as necessary to accurately reflect the conversion price of the shares issuable upon conversion of the Convertible Note. In this regard, we note that your disclosure here reflects that the conversion price will be 90% of the average of the 3 lowest daily VWAPs during the 20 trading days prior to the payment date selected by the selling shareholder. However, as reflected in the Senior Secured Convertible Promissory Note dated July 25, 2025 filed as Exhibit 10.2 to your Form 6-K filed July 30, 2024, and elsewhere in your prospectus, it appears the conversion price is $0.213 subject to certain adjustments (e.g., stock splits and dividends) and is not dependent on the market price of your outstanding shares. Further, please file the Convertible Note as an exhibit to this registration statement.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure regarding the conversion price throughout Amendment No. 1 to be consistent with the Convertible Note. We further advise the Staff that the securities purchase agreement and the Convertible Note have both been added to the exhibit list to Amendment No. 1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ BinXue
Bin Xue
Chairman